[LETTERHEAD OF ASSURED GUARANTY LTD.]

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

October 8, 2014

Re:    Assured Guaranty Ltd.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated September 24, 2014, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2013 for Assured Guaranty Ltd. (“AGL”, and together with its subsidiaries, “Assured Guaranty” or the “Company”).
We appreciate the Staff’s comments and have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text. Our responses follow each comment.

Available Information, page 42

1.
You state here that “The Company routinely posts important information for investors on its web site ... The Company uses this web site as a means of disclosing material information and for complying with its disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Company Statements, Investor Information and Businesses portions of the Company's web site, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, the Company's web site is not incorporated by reference into, and is not a part of, this report.” In accordance with the above, we found that you posted separate audited fiscal year 2013 and unaudited quarterly financial statements for AGM, AGC, MAC and AG Re for each of the quarters ended March 31, 2013 through June 30, 2014 on your web site. In some cases, similar financial statements have been furnished on Forms 8-K under Items 2.02 and 9.01. Please address the following:

•	Tell us why you posted these select subsidiary financial statements to your web site, and why not all of these were furnished on Forms 8-K.

•
Tell us, if true, that the disclosure contained in these separate subsidiary financial statements does not contain any material information that would be significant to a readers analysis and understanding of your Forms 10-K and 10-Q.

•
Tell us how the preparation of separate subsidiary financial statements is consistent with your statement on page 143 that “The chief operating decision maker manages the operations of the Company at a consolidated level. Therefore, all results of operations are reported as one segment.”

Company Response

Assured Guaranty provides credit protection products to the United States and international public finance (including infrastructure) and structured finance markets. It conducts its financial guaranty business principally from its insurance subsidiaries Assured Guaranty Corp. (AGC), Assured Guaranty Municipal Corp. (AGM), Municipal Assurance Corp. (MAC), and Assured Guaranty Re Ltd. (AG Re).

Assured Guaranty posts on its website (and either files or furnishes on a Form 8-K) all of the subsidiary financial statements that it prepares on the basis of U.S. generally accepted accounting principles (GAAP) that are provided to (a) purchasers of securities insured by AGC or AGM or (b) ceding insurance companies reinsured by AG Re. As discussed further below, Assured Guaranty does not prepare GAAP financial statements for MAC, but it is required to prepare and does post on its website, financial statements for MAC that are prepared in accordance with statutory accounting principles under applicable insurance laws (SAP). Assured Guaranty also posts on its website the SAP financial statements it is required to prepare for AGC and AGM.

It is important for existing and potential purchasers of securities insured by AGC, AGM or MAC (i.e., securities issued by third-party issuers, the principal and interest payments of which are insured by AGC, AGM or MAC) to have access to financial information of the specific Assured Guaranty insurance subsidiary providing the insurance (as opposed to the consolidated group) because it is that insurance subsidiary that would be responsible for making any claim payments that arise. Likewise, it is important for insurance companies ceding exposure to AG Re to have access to that reinsurer’s financial information. As a result, Assured Guaranty posts GAAP and/or SAP financial statements for these insurance and reinsurance subsidiaries on its website, which it believes is the most efficient means of making such information available to purchasers of securities insured by AGC, AGM or MAC, and insurance companies ceding exposure to AG Re.

When insured securities are first issued, the issuer or underwriter typically requires that financial information about the insurer be included or incorporated by reference in the offering document.

•
When AGC insures securities that are issued pursuant to a registration statement filed with the SEC or an offering memorandum pursuant to Rule 144A, the issuer typically incorporates AGC’s GAAP financial statements into the offering document. Issuers and underwriters have been reluctant to incorporate by reference into SEC-filed or Rule 144A documents information from a website, rather than from an SEC filing. Therefore, Assured Guaranty files GAAP financial information for AGC on a Form 8-K in order to facilitate the incorporation by reference of such information into the offering documents of securities AGC insures.

•
When AGM insures a publicly-listed transaction in Europe, the non-U.S. stock exchange on which the bonds are listed requires guarantors to provide financial statements in the offering document that are prepared in accordance with, or equivalent to, international financial reporting standards (IFRS). It is for this reason that Assured Guaranty prepares GAAP financial statements for AGM. In the interest of transparent disclosure, Assured Guaranty furnishes on a Form 8-K the GAAP financial statements for AGM.

•
When AGM, MAC or AGC insures a U.S. public finance bond offering, the issuer of such bonds typically includes SAP financial information for the applicable Assured Guaranty insurance subsidiary in the official statement for such offering. In addition, under applicable insurance law, AGM, MAC and AGC are required to prepare SAP financial statements and to file those financial statements with the insurance departments of the states in which the insurance companies are licensed; such financial statements are also required to be filed with the National Association of Insurance Commissioners (NAIC) and the NAIC makes the financial statements available to insurance regulators and policyholders through its website. As is customary in the insurance industry, Assured Guaranty makes these SAP financial statements available through the Assured Guaranty website. Because it is not necessary for Assured Guaranty’s business purposes that the SAP financial statements be filed or furnished on a Form 8-K (in contrast with its GAAP financial statements) and because such financial statements are otherwise provided or available to existing and potential policyholders and to regulators, Assured Guaranty does not file or furnish them on Form 8-K.

In summary, Assured Guaranty posts on its website those GAAP and/or SAP financial statements of AGC, AGM, MAC, and AG Re that it believes are important to purchasers of securities insured or reinsured by those entities. Among these financial statements, the ones which are not filed or furnished on a Form 8-K are the SAP financial statements of AGC, AGM, and MAC.

Assured Guaranty believes that its Forms 10-K and Forms 10-Q provide all material information that a reasonable investor would require to analyze and understand Assured Guaranty’s consolidated results of operations and financial condition and that the additional subsidiary financial statements do not provide additional material information needed for a reader’s analysis and understanding of Assured Guaranty’s consolidated results of operations and financial condition.
Assured Guaranty considers the guidance in ASC 280 to determine its operating segments. While we prepare separate company financial statements for the various reasons discussed above, Assured Guaranty has only one product and its chief operating decision maker manages Assured Guaranty's resources and profitability as a consolidated group. No managers are responsible for the profitability of the operating entities on an individual basis. The same management team is responsible for, and manages, all of the operating entities to maximize the consolidated results. Therefore, Assured Guaranty believes the preparation of subsidiary financial statements is consistent with the statement on page 143.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary Key Business Strategies, page 75

2.
In the fourth paragraph of your loss mitigation disclosure on page 75 you indicate that you negotiated consensual restructurings with various obligors and that the settlements with Jefferson County, Alabama and the city of Harrisburg, Pennsylvania included your insurance of new revenue bonds issued by both municipalities. Please tell us how you accounted for the settlement under the previously existing insurance contracts and the new contracts. In your response, please summarize each settlement and explain to us how you determined the amount of revenue to allocate to the new insurance contracts and the amount of losses expected under your previously existing contracts. Reference for us the authoritative literature you relied upon to support your accounting.

Company Response
The following separately summarizes the Jefferson County, Alabama and Harrisburg, Pennsylvania restructurings and the Company’s accounting for such:

Jefferson County, Alabama
On November 9, 2011, Jefferson County filed for bankruptcy protection under Chapter 9 of the U.S. Bankruptcy Code. After several years of negotiations and litigation with various parties, Jefferson County's revised plan of adjustment was approved by the bankruptcy court and became effective in December 2013. The key components of the Jefferson County settlement impacting the Company were as follows:

•	The cancellation of three direct financial guarantee insurance policies issued by the Company as well as the cancellation of the Company’s exposure through assumed reinsurance;

•	A decrease in the Company’s exposure to a fourth direct financial guarantee insurance policy from $271.5 million to $7.3 million of gross par outstanding; and

•
The issuance of new senior lien warrants by Jefferson County, as to which the Company provided a financial guarantee for a principal amount of approximately $600 million in exchange for an upfront insurance premium.

The Company followed the accounting guidance for the early retirement of a financial guarantee found in ASC 944-605-25-32 and -33 to account for both the cancellation of the Company’s original insurance policies and reinsurance exposures and the issuance of the new insurance policy. The three original direct financial guarantee insurance policies were legally terminated and, as a result, the Company’s financial obligation was extinguished on those obligations. The premium received on these policies was paid in full upon issuance and not returned;

therefore, the Company recognized the remaining unearned premium reserve (“UPR”) balance as income on the date of the settlement. The Company had previously paid claims under these policies. At the date of the settlement, it also had a recorded loss reserve related to potential future claim payments, based on the probability weighted cash flows of various potential scenarios, which it released as a result of the settlement.

There was a decrease in the Company’s exposure to one direct financial guarantee insurance policy from $271.5 million to $7.3 million of gross par outstanding.  As part of the settlement, the Company received a cash payment of $7.3 million, which it recorded as salvage received.

The Company provided a new financial guarantee with respect to the senior lien warrants with a principal balance of approximately $600 million for which it received an insurance premium (the “Premium”). The Company followed the guidance in ASC 944-605-25-33 in accounting for this new financial obligation resulting from a previous retired financial obligation. Accordingly, the Company assessed the Premium related to the new guarantee to determine if the Premium received from the Issuer was commensurate with what the Company would charge to insure a similar financial obligation in a separate (standalone) transaction. The Company concluded that the Premium charged was commensurate with what would be charged in a separate (standalone) transaction. On the date of the settlement, the Company recorded the Premium as UPR. The Company does not currently expect to incur any losses on this transaction.

Harrisburg, Pennsylvania
The Company insured bonds issued by The Harrisburg Authority for a resource recovery facility. The resource recovery facility bonds were supported by the City of Harrisburg, PA and Dauphin County, PA. The key components of the Harrisburg, PA settlement impacting the Company were as follows:

•
In December 2013, the defaulted resource recovery facility bonds were paid in full with funds from the sale of the resource recovery facility, the sale of new parking system revenue bonds issued by the Pennsylvania Economic Development Financing Authority (“PEDFA”), guaranty payments made by Dauphin County, PA, and claim payments made by the Company;

•
The Company is entitled to receive reimbursements for claims it paid in connection with the defaulted resource recovery facility bonds. In connection with this, the Company received a residual note from PEDFA that it recorded as a settlement of salvage on its insurance policies; and

•
The Company insured a portion of the new parking system revenue bonds issued by PEDFA for an upfront premium that the Company determined was less than what we would charge to insure a similar financial obligation in a separate (standalone) transaction.

Given that the resource recovery facility bonds were paid in full, the Company’s financial obligation has been extinguished for these bonds. Pursuant to ASC 944-605-25-32 and -33, the Company recognized the remaining UPR balance on the resource recovery facility bonds as income on the settlement date. The Company had previously paid claims under these policies. At the date of the settlement, it also had a recorded loss reserve related to potential future claim payments, based on the probability weighted cash flows of various potential scenarios, which it released as a result of the settlement.

The Company followed the guidance in ASC 944-605-25-33 in accounting for the new financial obligations resulting from a previous retired financial obligation. Consequently, the Company recorded UPR based on the premium that we would charge to insure a similar financial obligation in a separate (standalone) transaction. The Company recorded a day one loss on the new insurance policies in its income statement for the shortfall between the premium received and the premium that the Company would charge to insure a similar financial obligation in a separate (standalone) transaction. The Company does not currently expect to incur any losses on the new PEDFA insurance policies.

Notes to Consolidated Financial Statements

Note 6: Expected Loss to be Paid U.S. First Lien RMBS Loss Projections: Alt-A First Lien, Option ARM, Subprime and Prime, page 173 U.S. Second Lien RMBS Loss Projections: HELOCs and Closed-End Second Lien, page 176

3.
In the tables on pages 175, 176 and 177 you provide summaries of the various key assumptions you used to estimate your base case expected loss estimates. Please tell us how the broad range of many of these assumptions provides useful information to investors and explain to us why providing more precise information (for example, in terms of weighted average rates or concentrations within the ranges provided) would not be more meaningful to investors. Examples of the broad ranges provided, not intended to be a complete listing, are:

•	Plateau CDR for Alt-A First Lien at December 31, 2013 of 2.8% to 18.4%;

•	Initial CPR for Alt-A First Lien at December 31, 2013 of 0.0% to 34.2%;

•	Plateau CDR for Option Arm at December 31, 2013 of 4.9% to 16.8%;

•	Plateau CDR for HELOC at December 31, 2012 of 3.8% to 15.9%;

•	Initial CPR for HELOC at December 31, 2013 of 2.7% to 21.54%;

Company Response
The Company has provided ranges of assumptions used to estimate its base case expected loss estimates, which because the performance of the underlying transactions varies by transaction and within transactions across periods, results in a wide range of values. These ranges are meant to supplement the textual explanations the Company provides below the table and to be viewed comparatively with prior periods to enable the reader to draw inferences with regard to how the transactions are trending. For example, if the ranges are narrowing then the transactions are approaching a more central equilibrium assumption or if the whole range is shifting lower then the pool of transactions is improving as a whole. While the ranges have been, at times, broad, the Company believed that the alternative of providing weighted averages did not provide better information because the weighting may have masked trends in the portfolio. For example, if the weighting was based on par then a small group of transactions may have a disproportionate effect on the portfolio even if they do not necessarily contribute to the reserve. Or, for example, if the weighting was based on expected loss amount, then as the expected loss declined, transactions with larger par amounts but small expected losses would have a smaller contribution even though they may have a higher potential for future losses.

As RMBS volatility has declined over time and the market has stabilized, the use of weighted averages has become more useful. In future SEC filings, commencing with its Form 10-Q filing for the period ended September 30, 2014, the Company will amend its disclosure to include information on the weighted average amounts based on outstanding par for each of the significant assumptions used to calculate base case expected losses.

Commencing with its Form 10-Q filing for the period ended September 30, 2014, the Company will amend its disclosure in future SEC filings to include information on weighted average amounts as shown below:

The following table shows the range of key assumptions used in the calculation of expected loss to be paid for individual transactions for direct vintage 2004 - 2008 first lien U.S. RMBS.

Key Assumptions in Base Case Expected Loss Estimates
First Lien RMBS(1)

	As of December 31, 2013				As of December 31, 2012				As of December 31, 2011
	Range			Weighted Average	Range			Weighted Average	Range			Weighted Average
Alt-A First Lien
Plateau CDR	2.8%	–	18.4%	—%	3.8%	–	23.2%	—%	2.8%	–	41.3%	—%
Intermediate CDR	0.6%	–	3.7%	—%	0.8%	–	4.6%	—%	0.6%	–	8.3%	—%
Period until intermediate CDR	48 months				36 months				36 months
Final CDR	0.1%	–	0.9%	—%	0.2%	–	1.2%	—%	0.1%	–	2.1%	—%
Initial loss severity	65%				65%				65%
Initial conditional prepayment rate ("CPR")	0.0%	–	34.2%	—%	0.0%	–	39.4%	—%	0.0%	–	37.5%	—%
Final CPR	15%				15%				15%
Option ARM
Plateau CDR	4.9%	–	16.8%	—%	7.0%	–	26.1%	—%	9.6%	–	31.5%	—%
Intermediate CDR	1.0%	–	3.4%	—%	1.4%	–	5.2%	—%	1.9%	–	6.3%	—%
Period until intermediate CDR	48 months				36 months				36 months
Final CDR	0.2%	–	0.8%	—%	0.4%	–	1.3%	—%	0.5%	–	1.6%	—%
Initial loss severity	65%				65%				65%
Initial CPR	0.4%	–	13.1%	—%	0.0%	–	10.7%	—%	0.0%	–	29.1%	—%
Final CPR	15%				15%				15%
Subprime
Plateau CDR	5.6%	–	16.2%	—%	7.3%	–	26.2%	—%	8.3%	–	29.9%	—%
Intermediate CDR	1.1%	–	3.2%	—%	1.5%	–	5.2%	—%	1.7%	–	6%	—%
Period until intermediate CDR	48 months				36 months				36 months
Final CDR	0.3%	–	0.8%	—%	0.4%	–	1.3%	—%	0.4%	–	1.5%	—%
Initial loss severity	90%				90%				90%
Initial CPR	0.0%	–	15.7%	—%	0.0%	–	17.6%	—%	0.0%	–	16.3%	—%
Final CPR	15%				15%				15%

The following table shows the range of key assumptions for the calculation of expected loss to be paid for individual transactions for direct vintage 2004 - 2008 second lien U.S. RMBS.

Key Assumptions in Base Case Expected Loss Estimates
Second Lien RMBS(1)

HELOC key assumptions	As of December 31, 2013				As of December 31, 2012				As of December 31, 2011
	Range			Weighted Average	Range			Weighted Average	Range			Weighted Average
Plateau CDR	2.3%	–	7.7%	—%	3.8%	–	15.9%	—%	4.0%	–	27.4%	—%
Final CDR trended down to	0.4%	–	3.2%	—%	0.4%	–	3.2%	—%	0.4%	–	3.2%	—%
Period until final CDR	34 months				36 months				36 months
Initial CPR	2.7%	–	21.5%	—%	2.9%	–	15.4%	—%	1.4%	–	25.8%	—%
Final CPR	10%				10%				10%
Loss severity	98%				98%				98%

Closed-end second lien key assumptions	As of December 31, 2013				As of December 31, 2012				As of December 31, 2011
	Range			Weighted Average	Range			Weighted Average	Range			Weighted Average
Plateau CDR	7.3%	–	15.1%	—%	7.3%	–	20.7%	—%	6.9%	–	29.5%	—%
Final CDR trended down to	3.5%	–	9.1%	—%	3.5%	–	9.1%	—%	3.5%	–	9.1%	—%
Period until final CDR	34 months				36 months				36 months
Initial CPR	3.1%	–	12.0%	—%	1.9%	–	12.5%	—%	0.9%	–	14.7%	—%
Final CPR	10%				10%				10%
Loss severity	98%				98%				98%
___________________
(1)    Represents variables for most heavily weighted scenario (the “base case”).

Note 8: Fair Value Measurement Quantitative Information About Level 3 Fair Value Inputs, page 205

4.
In these tables you provide the significant unobservable inputs used to value Level 3 assets and liabilities. Please tell us how the broad range of many of these inputs for your significant Level 3 estimates for FG VIEs’ assets and liabilities and credit derivative liabilities provides useful information to investors and explain to us why providing more precise information (for example, in terms of weighted-average rates or concentrations within the ranges provided) would not be more meaningful to investors. At December 31, 2013 the ranges of inputs for each of the inputs you identify for FG VIEs’ assets and liabilities and credit derivative liabilities each appears sufficiently wide as to question its meaningfulness to investors.

Company Response
For FG VIEs’ assets and liabilities, the assets and liabilities are typically based on the fair value of RMBS. Similar to our response to question #3, above, the Company has provided ranges of assumptions because the performance of the underlying transactions has varied by transaction and within transactions across periods, which results in a wide range of values. While the ranges have been, at times, broad, the Company felt the alternative of providing weighted averages did not provide better information because the weighting may have masked trends in the portfolio.

As the RMBS volatility has declined over time and the market has started to stabilize, the use of weighted averages has become more useful. Beginning with the Form 10-Q filing for the period ended September 30, 2014, the Company will add weighted averages based on outstanding par to its disclosures of FG VIEs’ assets and liabilities.

For credit derivative liabilities, net, the vast majority of the balances relate to the fair value of credit derivatives covering RMBS. Again, the performance of the underlying transactions has varied greatly by transaction and within transactions across periods. As RMBS volatility and the hedge cost, which is based on the Company’s own credit, have stabilized, the use of weighted averages here has become more useful as well. While we believe that there is significant useful information on the components of fair value of credit derivatives that is presented in the Footnote 9, “Financial Guaranty Contracts Accounted for as Credit Derivatives, adding the weighted average disclosure information to the Fair Value Measurement footnote would enhance it. As a result, beginning with the Form 10-Q filing for the period ended September 30, 2014 the Company will add weighted averages based on the outstanding notional amount of the credit derivatives to its disclosures of credit derivative liabilities.

Commencing with its Form 10-Q filing for the period ended September 30, 2014, the Company will amend its disclosure in future SEC filings to include information on the weighted average amounts for each of the significant Level 3 estimates for FG VIEs’ assets and liabilities and credit derivative liabilities as shown below:

Level 3 Fair Value Disclosures

Quantitative Information About Level 3 Fair Value Inputs
At December 31, 2013

Financial Instrument Description (1)	Fair Value at December 31, 2013 (in millions)	Significant Unobservable Inputs	Range			Weighted Average

FG VIEs’ assets, at fair value	$2,565	CPR	0.3%	-	11.8%	—%
		CDR	3.0%	-	25.8%	—%
		Loss severity	37.5%	-	102.0%	—%
		Yield	3.5%	-	10.2%	—%

Credit derivative liabilities, net	(1,693)	Year 1 loss estimates	0.0%	-	48.0%	—%
		Hedge cost (in bps)	46.3	-	525.0	0.0
		Bank profit (in bps)	1.0	-	1,418.5	0.0
		Internal floor (in bps)	7.0	-	100.0	0.0
		Internal credit rating	AAA	-	CCC

FG VIEs’ liabilities, at fair value	(2,871)	CPR	0.3%	-	11.8%	—%
		CDR	3.0%	-	25.8%	—%
		Loss severity	37.5%	-	102.0%	—%
		Yield	3.5%	-	10.2%	—%

Form 8-K Item 2.02 filed August 8, 2014 Exhibit 99.1

5.
In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Company Response
We respectfully request that the Staff consider management’s assessment of the appropriateness of its current disclosures prior to requesting that the full income statement presentation be removed from all future filings.

Management carefully considered Question 102.10 and Instruction 2 to Item 2 of Form 8-K in formulating its disclosures and believes that its current disclosures comply with these requirements. Furthermore, we know that various users of our financial statements find the current presentation of our GAAP and non-GAAP results to be informative, useful and transparent because (a) it more accurately reflects the economics of the Company, (b) it is how management and analysts view the Company's performance, and (c) analysts’ models are based on a non-GAAP income statement.
Background
Assured Guaranty’s operating subsidiaries are financial guaranty insurance companies that provide credit protection products that protect holders of debt instruments and other monetary obligations from defaults in scheduled payments of principal and interest. If an obligor defaults on a scheduled payment due on an obligation, the Company is required under its unconditional and irrevocable financial guaranty to pay the amount of the shortfall to the holder of the obligation. Although the Company’s contracts are written in various forms and may include the insurance of a monetary obligation of a variable interest entity, what the Company guarantees is payment upon the failure of an obligor to make payment on a debt instrument or other monetary obligation when such payment is due. The various state insurance departments that regulate the financial guaranty industry and rating agencies, who assign financial strength ratings to financial guaranty companies, consider our financial guaranties to be insurance contracts that should be presented as such under one consistent insurance accounting model. This is consistent with management’s view and with the views of our investors and analysts.
GAAP accounting rules have evolved over the years, often as a response to actual or perceived issues in a broad range of industries. In 2009, when the FASB issued financial guaranty industry-specific guidance to eliminate some of the diversity in accounting practice, its scope did not include the Company’s contracts written in derivative form, despite the economic similarities of these contracts to those written in the form of a financial guaranty insurance contract. As a result, the Company records significant changes in the fair value of the contracts that are considered derivatives under GAAP rules in its GAAP reported net income even though the contractual terms of these contracts do not permit the Company to unilaterally exit them. Movements in fair value that are in excess of the present value of expected losses are non-economic and will reverse as the contracts approach their maturities.
In 2010, the FASB issued rules requiring the consolidation of variable interest entities, but again, did not scope out financial guaranty contracts. This resulted in a third GAAP accounting model for economically similar contracts, which has a significant effect on many of the components of GAAP reported net income. The Company’s economic exposure under a consolidated FG VIE is the same as that of a financial guaranty insurance contract.
Derivative and VIE consolidation rules are the most significant drivers of non-economic volatility in our GAAP reported income statement. We believe that while these rules are valuable in reporting the economics of certain types of financial instruments in other financial services industries, they do not fully consider the unique characteristics of financial guaranty contracts.
Because management, investors, analysts, and insurance regulators view us as an insurance company whose results should be measured consistently regardless of contract form or structure, the Company has developed non-GAAP operating income measures in order to present all contracts under the financial guaranty insurance accounting model in ASC 944. We believe that the GAAP financial guaranty insurance accounting model, which was developed specifically for our industry, is the accounting model that most clearly reflects the economics of our business.
There have been many published reports by analysts and rating agencies that highlight the lack of transparency the derivative and consolidation of variable interest entity accounting models create in determining the economics of the Company’s business. Analysts have communicated their dissatisfaction with these GAAP rules (as they apply to financial guaranty companies) and indicated that they rely on the company’s non-GAAP financial statements because they more accurately reflect the Company’s economic exposure. The disclosures that management currently presents for its non-GAAP measures were formulated in response to requests by users of our financial statements for help in understanding the effect that these and other pronouncements have had on each component of net income.

Over the years, management has devoted much time and effort to creating supplemental disclosures to provide essential information to users that present a more economic view of the results of operations and financial condition, while still complying with SEC rules and regulations, and in a way that disseminates the information timely and consistently to all users in accordance with Regulation FD. We believe that users of our financial statements understand these adjustments and incorporate them in their analysis of the Company’s results.
Compliance with non-GAAP disclosure rules
We note that Question 102.10 states that the presentation of a full non-GAAP income statement is generally disallowed if it results in undue prominence on the non-GAAP financial measure. The primary purpose of the full income statement reconciliation between GAAP reported net income and non-GAAP earnings is to present the required reconciliation between each non-GAAP financial measure included in operating income and its most directly comparable GAAP financial measure. We believe that our presentation, while in the form of an income statement, does not place undue prominence on our non-GAAP financial measures, because equal, if not greater prominence is placed on the GAAP financial measures by virtue of the fact that the reconciliation starts with the GAAP amounts in the first column and clearly labels the non-GAAP financial measures as non-GAAP. For these reasons, we believe this presentation fulfills the requirements of 10(e)(1)(i)(A).
Since all but three of the line items in the GAAP reported income statement are affected by the non-GAAP to GAAP reconciliation, management believes that it is beneficial to users to have all the components of non-GAAP operating income and GAAP reported net income in one place. Management believes that the benefit to the user of having all components of non-GAAP operating income in one place (even those few line items that have no non-GAAP adjustments) in an easily understandable format far outweighs any potential confusion. It allows the user to easily find the amounts necessary to calculate financial ratios such as the expense ratio and the effective tax rate on both a non-GAAP basis and a GAAP reported basis. Such analysis would be more difficult if we presented separate reconciliations or excluded line items from the presentation. Users would be required to search filings for components necessary to calculate these and other ratios. We know from our discussions with our financial statement users that this schedule is informative and they have commented on the usefulness of Table 3 of Exhibit 99.1. In fact, if the Company no longer prepared the non-GAAP income statement format, they would undoubtedly attempt to compile it themselves which would lead to additional confusion and diversity in practice and reduced transparency. We believe that providing this comprehensive reconciliation and presentation fulfills the requirement in 10(e)(1)(i)(B), and is responsive to the needs of our financial statement users.
In addition to the quantitative reconciliation, the Company provides extensive qualitative disclosure describing the adjustments to GAAP reported net income and the reasons for each, along with the primary purposes of the non-GAAP financial measures in the section labeled “Explanation of Non-GAAP Financial Measures” in Exhibit 99.1 of the 8-K. This satisfies the requirements in 10(e)(1)(i)(C) and 10(e)(1)(i)(D).
It is the same format provided to and used by the Board of Directors and executive management of the Company in their oversight and decision making roles. It is our strong belief that this presentation is useful to analysts, investors and other users of the financial statements, conveys management’s view of the results of operations, and is not prohibited by either Question 102.10 or Item 10(e)(1)(i).
In summary, the Company believes that it has complied with the Staff’s rules but it is our goal to continually enhance disclosures and be responsive to the Staff’s comments and concerns. To that end, we respectfully request that the Staff reconsider its request that we remove such disclosures and instead, accept the Company’s proposal to continue the use of this presentation with the following modifications to be incorporated into the Company’s filings beginning in the third quarter of 2014:

•	move the presentation of the comparative GAAP reported income statement to be before the non-GAAP to GAAP income statement reconciliation,

•	in order to further emphasize the GAAP reported column in the reconciliation table, present such columns in bold in future filings,

•	change the column headers as follows:

◦	the first column will be labeled “GAAP income statement line items as reported", and

◦	the third column will be labeled “non-GAAP operating income components”; and

•
add a footnote to the table as follows: “The non-GAAP measures presented in the table above should not be considered a substitute for financial results and measure determined or calculated in accordance with GAAP.”

* * *

In connection with its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact William Findlay, at (212) 261-5508, or me, at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

By:    /s/ Robert A. Bailenson
Name: Robert A. Bailenson
Title: Chief Financial Officer

cc:	Mark Brunhofer, Review Accountant, Division of Corporate Finance
James Peklenk, Staff Accountant, Division of Corporate Finance
William Findlay, Managing Director of Accounting Policy, Assured Guaranty
Laura Bieling, Managing Director / Controller, Assured Guaranty
Teresa Munoz, Managing Director, Financial Reporting, Assured Guaranty